Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong


HONGKONG ELECTRIC GROUP

03 AUG 19 AM 7:21

8th August 2003


03029354

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Interim results for the half year ended 30th June 2003 dated 7th August 2003

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LTD.
香港電燈集團有限公司

Lillian Wong
COMPANY SECRETARY

Enc.

LW/jh

8/19

S.C.M.P.
8.8.2003

File No.
82-4086

Hongkong Electric Holdings Limited
香港電燈集團有限公司
(Incorporated in Hong Kong with limited liability)

2003 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2003 amounted to HK$2,193 million, a reduction of 5.9% compared to the same period last year. The profits from the Group's local activities decreased by 9.6% mainly due to an increase in tax charges and provisions resulting from the introduction of the new Statement of the Standard Accounting Practice on Income Taxes and an increase in tax rates, together with a 1.2% reduction in electricity sales compared to the same period last year due largely to the effect of Severe Acute Respiratory Syndrome (SARS) and the consequent general slowdown in the economy. This decrease was partly offset by an increase in profits from overseas activities.

Interim Dividend

The Directors have today declared an interim dividend of 58 cents (2002: 58 cents) per share payable to shareholders whose names appear in the Company's register of Members on 25th September 2003.

The Register of Members will be closed from 18th September 2003 to 25th September 2003 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 17th September 2003.

Operations

In Hong Kong, the outbreak of SARS in March seriously affected many of our customers, and particularly those in the restaurant, hotel, retail and business services sectors. As economic activity stalled, consumption of electricity was affected, and this together with the cooler weather experienced in the first half of 2003 compared to last year, resulted in sales of electricity for the first six months of 2003 being 1.2% below the same period last year.

In response to the difficulties faced by our customers worst affected by SARS, the Company implemented a scheme whereby these customers could benefit from a Company guarantee for a loan to cover up to three months of electricity charges, giving customers access to finance on very attractive terms.

The current weakness in demand for electricity exhibited during the first half of 2003 will continue to be closely monitored. In the short term, growth in unit sales and maximum demand will be supported by the final completion and occupation of a number of major property developments in the Company's supply areas; and in the medium and long term, electricity demand is expected to be stimulated by continuing population growth and the required infrastructure expansion. In order to cater for this growth, work on the extension of the Lamma Power Station continues. Site formation work and piling for the first 300 MW power unit have been substantially completed. As natural gas will be the fuel for future power units, a long term gas supply contract was signed in Beijing in March 2003 for the supply of natural gas from the Guangdong LNG terminal.

Overseas, our businesses in Australia continue to thrive. The contribution to the Group from Powercor and ETSA Utilities, together with the inclusion for the first time of CitiPower, acquired in equal partnership with Cheung Kong Infrastructure Holdings Limited in August 2002, has increased by 46.5% over last year.

Outlook

In Hong Kong, the Company continues to improve productivity and to re-assess all aspects of its operations in order that our consumers will benefit from all possible cost savings. The Company also has sufficient flexibility within its capital expenditure programme so that capital expenditure is aligned to demand growth, and therefore its asset base expands only as necessary to match economic and market circumstances. This is in line with our obligation to provide reliable electricity to satisfy current and future demand at the lowest cost to the consumer compatible with the terms of the Scheme of Control agreement with Government.

Profit diversification continues to be an important Group strategy, and the Group's strong financial position supports the ongoing worldwide search for suitable investment opportunities offering an acceptable return relative to the risks involved.

George C. Magnus
Chairman

Hong Kong, 7th August 2003

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$972 million, which was primarily funded by internal sources. As at 30th June 2003, total external borrowings were HK$15,365 million (at 31st December 2002: HK$16,354 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,700 million (at 31st December 2002: HK$4,480 million). Gearing ratio (net debt/shareholders' funds) at 30th June 2003 was 46% (at 31st December 2002: 50%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

As at 30th June 2003, external borrowings of the Group amounted to HK$15,365 million, with the following profile:

(1) 60% was either denominated or effectively hedged into Hong Kong dollars and 40% was either denominated or effectively swapped into Australian dollars;

(2) 62% was bank loans, 31% was capital market instruments and 7% was suppliers' credits;

(3) 21% was repayable within 1 year, 69% was repayable between 2 to 5 years and 10% was repayable beyond 5 years;

(4) 78% was fixed rate or capped rate based and 22% was floating rate.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2003, over 90% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed through the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2003 amounted to HK$19,049 million (at 31st December 2002: HK$18,358 million) equivalent.

Contingent Liabilities

As at 30th June 2003, the Company has issued a performance guarantee for an associate and a letter of awareness in respect of banking facilities available to an associate amounting to HK$42 million (at 31st December 2002: HK$41 million).

As at 30th June 2003, the Company has given a counter indemnity for a subsidiary, guarantees in respect of credit facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$11,845 million (at 31st December 2002: HK$12,691 million) equivalent. Out of this amount, HK$11,011 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2003, excluding directors' emoluments, amounted to HK$510 million (2002: HK$534 million). As at 30th June 2003, the Group employed 2,173 (2002: 2,286) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June 2003

	Note	Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million) restated
Turnover	3	5,207	5,156
Direct costs		(1,865)	(1,798)
		3,342	3,358
Other revenue and net income		453	342
Other operating costs		(265)	(270)
Finance costs		(333)	(261)
Operating profit	4	3,197	3,169
Share of results of associates		127	99
Profit before taxation		3,324	3,268
Taxation	5	(977)	(518)
Profit after taxation		2,347	2,750
Scheme of Control transfers to:	6		
Development Fund		(151)	(417)
Rate Reduction Reserve		(3)	(3)
		(154)	(420)
Profit attributable to shareholders			
Local activities		1,966	2,175
Overseas activities		227	155
Total		2,193	2,330
Proposed interim dividend		1,238	1,238
Earnings per share	7	103 cents	109 cents
Proposed interim dividend per share		58 cents	58 cents

Notes:

1. The interim financial report is unaudited, but has been reviewed by the Audit Committee.

2. The accounting policies adopted are consistent with those set out in the 2002 annual accounts, except the Group has adopted the revised Statement of Standard Accounting Practice 12 "Income Taxes" which became effective on 1st January 2003. This change in accounting policy has given rise to a prior period adjustment with the 2002 figures restated accordingly.

3. The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million)	Operating profit Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million)
Principal activities				
Sales of electricity and its related income	5,179	5,127	3,095	3,104
Technical service fees	28	29	5	11
Unallocated and other items	—	—	52	70
	5,207	5,156	3,152	3,185
Interest income			388	259
Finance costs			(333)	(261)
Unallocated group expenses			(10)	(14)
Operating profit			3,197	3,169

Geographical locations of operations

	Turnover Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million)
Hong Kong	5,200	5,144
Rest of Asia and Australia	7	12
	5,207	5,156

4. Operating profit

Operating profit is shown after charging/(crediting):

	Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million)
Depreciation	886	815
Net realised and unrealised gains on other investments carried at fair value	(23)	(54)

5. Taxation

	Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million)
Current Taxation:		
The Company and its subsidiaries — Hong Kong	460	405
Deferred Taxation:		
The Company and its subsidiaries — Hong Kong	462	77
Associates — Overseas	55	36
	517	113
Total	977	518

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

6. The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,193 million (2002: HK$2,330 million) and on 2,134,261,654 shares (2002: 2,134,261,654 shares) in issue during the period.

8. Certain comparative figures have been reclassified to conform to the current financial period's presentation.

9. A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.

香港經濟日報

2003年8月8日 星期五

Hongkong Electric Holdings Limited
香港電燈集團有限公司
(在香港註冊成立之有限公司)

二零零三年中期業績

董事局主席報告

中期業績

二零零三年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十一億九千三百萬元，較去年同期減少百分之五點九。集團本地業務之盈利下跌百分之九點六，主要由於新會計實務準則之收益稅計算，使稅項開支及撥備上升，加上稅率調升，另非典型肺炎後整體市道疲弱，使售電量較去年同期減少百分之一點二所致。其中部份跌幅已因海外業務盈利上升而得以抵銷。

中期息

董事局宣佈派發中期息每股五角八分（二零零二年為五角八分）予二零零三年九月二十五日已登記在股東名冊之股份持有人。

本公司將於二零零三年九月十八日至二零零三年九月二十五日（首尾兩天包括在內）停止辦理過戶手續。凡擬收取中期息之人士，須於二零零三年九月十七日下午四時前向股權登記處辦理過戶手續。

業務

非典型肺炎於三月份在香港爆發，嚴重影響公司眾多用戶，其中尤以飲食、酒店、零售及服務業為甚。由於經濟活動呆滯，耗電量亦受到影響。加上二零零三年上半年的天氣較去年清涼，二零零三年首六個月的售電量較去年同期下降百分之一點二。

就面對非典型肺炎打擊最嚴重之客戶，公司推出一項貸款保證計劃，向貸款機構提供擔保，方便客戶以非常吸引的條款獲取借貸，用以支付最高達三個月之電費。

集團將繼續緊密留意二零零三年首半年用電需求疲弱的情況。短期方面，售電量及最高負荷將隨著本公司供電區內多個物業發展項目相繼落成入伙而獲得支持。就中、長期而言，電力需求亦將隨著人口增長及配套之基建擴建工程而增加。為應付需求，南丫發電廠擴建工程將如期進行。首台300兆瓦發電機組的地盤平整及打樁工程已大致完成。由於公司未來的發電機組將採用天然氣作為燃料，公司於二零零三年三月已在北京簽訂一份長期供氣合約，由廣東液化天然氣站提供天然氣。

海外業務方面，集團在澳洲之業務持續穩步發展。來自Powercor及ETSA Utilities之盈利，加上集團於二零零二年八月與長江基建集團有限公司以同等權益收購之CitiPower首次入賬，三者對集團之盈利貢獻較去年上升百分之四十六點五。

展望

在香港，公司將繼續不斷提升生產力及評審營運上的每個環節，務求在多方面節省成本下可使客戶獲益。公司在資本開支的項目上，亦表現出充份彈性，使資本開支符合需求增長，故資產亦只在有需要的情況下，按經濟及市場環境增加。以示公司貫徹其承擔，根據與政府所簽的管制計劃，以最低成本為客戶提供可靠電力，應付現在及未來的需要。

分散盈利來源仍然是集團的主要策略。集團穩健之財務基礎將有助我們繼續在全球各地物色合適投資機會，於合理風險下為集團提供可接受之收益。

主席
麥理思

香港，二零零三年八月七日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣九億七千二百萬元，該資本開支主要以內部資源支付。於二零零三年六月三十日，向外貸款總額為港幣一百五十三億六千五百萬元（於二零零二年十二月三十一日為港幣一百六十三億五千四百萬元），包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務證券。此外，集團已承擔但未動用之信貸總額為港幣四十七億元（於二零零二年十二月三十一日為港幣四十四億八千萬元）。於二零零三年六月三十日，集團之資本負債比率（淨負債／股東資金）為百分之四十六（於二零零二年十二月三十一日為百分之五十）。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供業務所需資金，及運用已承擔之信貸安排，提供未來發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

於二零零三年六月三十日，集團向外貸款為港幣一百五十三億六千五百萬元，其結構如下：

(一) 百分之六十以港元為單位或透過有效對沖為港元及百分之四十以澳元為單位或透過有效掉換為澳元；

(二) 百分之六十二為銀行貸款，百分之三十一為資本市場工具及百分之七為供應商信貸；

(三) 百分之二十一貸款在一年內償還，百分之六十九貸款償還期為二至五年及百分之十貸款償還期超越五年；

(四) 百分之七十八為定息或上限息類別及百分之二十二為浮息類別。

集團的庫務政策是不參與投機性交易。根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零三年六月三十日，集團超過百分之九十之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團利用利率掉期和利率上限期權合約以管理利率風險。於二零零三年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百九十億四千九百萬元（於二零零二年十二月三十一日為港幣一百八十三億五千八百萬元）。

或有負債

於二零零三年六月三十日，本公司為一間聯營公司發出一項履行擔保及就給予一間聯營公司的銀行備用信貸而發出一封知悉書合共港幣四千二百萬元（於二零零二年十二月三十一日為港幣四千一百萬元）。

於二零零三年六月三十日，本公司為一間附屬公司發出一項反賠償保證，本公司就附屬公司之信貸額及附屬公司之財務承擔而作出擔保，合共港幣等值一百一十八億四千五百萬元（於二零零二年十二月三十一日為港幣一百二十六億九千一百萬元）。在該或有負債中，港幣一百一十億一千一百萬元已反映在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零三年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣五億一千萬元（二零零二年為港幣五億三千四百萬元）。於二零零三年六月三十日，集團長期僱員人數為二千一百七十三名（二零零二年為二千二百八十六名）。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的先進技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

未經審核綜合損益表
截至二零零三年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計) 重報
營業額	三	5,207	5,156
直接成本		(1,865)	(1,798)
		3,342	3,358
其他收入及收益淨額		453	342
其他營運成本		(265)	(270)
財務成本		(333)	(261)
經營溢利	四	3,197	3,169
所佔聯營公司之損益		127	99
除稅前溢利		3,324	3,268
稅項	五	(977)	(518)
除稅後溢利		2,347	2,750
管制計劃調撥撥入	六		
發展基金		(151)	(419)
減費儲備		(3)	(1)
		(154)	(420)
股東應得溢利			
香港業務		1,966	2,175
海外業務		227	155
總數		2,193	2,330
擬派中期股息		1,238	1,238
每股溢利	七	103分	109分
每股擬派中期股息		58分	58分

附註：

一. 本中期財務報告乃未經審核，但已由審計委員會作出審閱。

二. 本中期財務報告所採用之會計政策與編製二零零二年全年財務報表所用者相同，惟本集團採用已於二零零三年一月一日生效之經修訂會計實務準則第十二號「收益稅」。由於該會計政策之改變，而產生了一項前期調整數，因此重報二零零二年之數字。

三. 本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	營業額 二零零二年 (港幣百萬元計)	經營溢利 截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	經營溢利 二零零二年 (港幣百萬元計)
主要業務				
電力銷售及電力有關收入	5,179	5,127	3,095	3,104
技術服務收入	28	29	5	11
未分配及其他項目	—	—	52	70
	5,207	5,156	3,152	3,185
利息收入			388	259
財務成本			(333)	(261)
未分配的集團支出			(10)	(14)
經營溢利			3,197	3,169

經營地區

	營業額 截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計)
香港	5,200	5,144
其他亞洲國家和澳洲	7	12
	5,207	5,156

四. 經營溢利

經營溢利已扣除／（計入）下列項目：

	截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計)
折舊	886	815
以公平價值列賬之其他投資之已實現及未實現收益淨額	(23)	(54)

五. 稅項

	截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計)
本期稅項：		
本公司及其附屬公司 — 香港	460	405
遞延稅項：		
本公司及其附屬公司 — 香港	462	77
聯營公司 — 海外	55	36
	517	113
總額	977	518

香港利得稅撥備乃按照期內估計應課稅溢利以稅率百分之十七點五（二零零二年為百分之十六）計算。海外稅項撥備乃按照估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. 每股溢利乃按照股東應得溢利港幣二十一億九千三百萬元（二零零二年為港幣二十三億三千萬元）及本期內已發行股數2,134,261,654股（二零零二年為2,134,261,654股）計算。

八. 為配合本期財務報告之呈報形式之變更，若干比較數字已作適當調整。

九. 載有香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第四十六（一）至四十六（六）段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)上刊登。